UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  August 2006

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


1. Directorate Change dated 31 August 2006


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 31, 2006                              By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: August 31, 2006                              By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

31st August 2006

           Marcus Agius appointed to succeed Matt Barrett as Chairman

Barclays PLC ("Barclays") and Barclays Bank PLC ("Barclays") announce the following changes to their Boards.

Matthew W Barrett (62) is to retire as Chairman on 31st December 2006. Mr Barrett will be succeeded by Marcus Agius (60), who is appointed a non-executive Director of Barclays with effect from 1st September 2006.

Marcus Agius is currently a Deputy Chairman of Lazard LLC and Chairman of Lazard London. He has been Chairman of BAA plc since 2002. With effect from 1st January 2007, when he becomes Chairman of Barclays, he will relinquish all responsibilities at Lazard.

Commenting, Matt Barrett says:

"It has been a great privilege to serve Barclays over the past seven years. It has been fulfilling to lead the transformation of the business and the transition to a powerful new management team under John Varley. The performance of the Group is the best in its history and, with the transition to the new management team successfully completed, I am delighted to hand over the Chairman's reins to Marcus Agius who brings great experience, knowledge and independence to the role."

Commenting, John Varley, Group Chief Executive, says:

"Matt has been an inspirational leader at Barclays over the past seven years. He set a clear strategy for the business and leaves the Group at a time of considerable strength and record profitability. His Barclays colleagues will miss him greatly. I am delighted that we have found a proven and strong successor in Marcus Agius and I look forward to working with him."

Commenting, Sir Nigel Rudd, Deputy Chairman, says:

"Having led the process to appoint a successor to Matt, I am delighted that Marcus Agius has accepted the Board's invitation to become Chairman of Barclays. He will bring enormous experience to the role. The Board owes a large debt of gratitude to Matt for his contribution firstly as Group Chief Executive then as Chairman, and we wish him well in his retirement."

Commenting, Marcus Agius says:

"I am very pleased at the prospect of becoming Chairman of Barclays; it is a great company with a distinctive portfolio of businesses and a strong brand. It is well positioned to take advantage of the opportunities arising in the financial services sector."


                                      ENDS

Biographical details are attached.

Contractual arrangements are attached.

Photographs available at www.barclays.com


Contacts:

For further information please contact:-

Media Relations                       Investor Relations
Stephen Whitehead                     Anne Ramsay
+44 (0) 20 7116 6060                  +44 (0) 20 7116 8171


BIOGRAPHICAL NOTES: MARCUS AGIUS

Education

St George's College, Weybridge

Trinity Hall, Cambridge

(MA, Mechanical Sciences & Economics)

Harvard Business School (MBA)


Professional Experience:

1968 - 1970           VICKERS LTD
                      Engineering Graduate Trainee

1972 - present        LAZARD
1981                  Director
1984                  Managing Director
1989 - 2002           Vice Chairman
1989 - 2002           Managing Director, Lazard Freres & Co LLC
2002 - date           Deputy Chairman, Lazard LLC
2002 - date           Chairman, Lazard Bank Ltd


Other company directorships:

---------------       -------------------------------
Formerly              Carless Capel and Leonard plc
                      Non-Executive Director

1995 - date           BAA plc
1995 - 1998           Non-Executive Director
1998 - 2002           Deputy Chairman
2002 - date           Chairman



                                                               31st August 2006

        Contractual Arrangements and Interests in Shares - Marcus Agius

The appointment of Mr Agius as a non-executive Director of Barclays PLC and Barclays Bank PLC ("Bank") will become effective on 1st September 2006.

Mr Agius will become Chairman on 1st January 2007.

As a non-executive Director of Barclays, Mr Agius will receive an annual fee of GBP65,000 (pro rata).

Service Contract

From 1st January 2007, on becoming Chairman, Mr Agius will receive a base salary of GBP750,000. He will also be eligible for private health insurance. The time commitment will be equivalent to 60% of a full time role.

Mr Agius is not eligible to participate in the Bank's bonus and long-term incentive schemes, nor will he participate in the Bank's pension schemes or receive any pension contributions.

Notice Period

The service contract provides for a notice period of 12 months from Barclays or a notice period of 6 months from Mr Agius.

Contract Availability

Mr Agius' service contract will be held by the Barclays Corporate Secretariat and will be available for inspection during normal business hours at the Group's Head Office: 1 Churchill Place, London, E14 5HP from 1st September 2006.

Beneficial Interests in Barclays PLC Ordinary Shares

Mr Agius has no beneficial interests in the ordinary shares of Barclays PLC.

There are no other details that are required to be disclosed in respect of Mr Agius' appointment under Paragraph 9.6.13 of the Listing Rules of the UK Listing Authority.